EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Noodles & Company for the registration of up to $100,000,000 of its common stock, preferred stock, debt securities, warrants and units, and to the incorporation by reference therein of our report dated March 7, 2025 (except for the consolidated balance sheet, consolidated statements of operations, consolidated statements of stockholders’ equity (deficit), Note 8, 9, and 10, as to which the date is March 25, 2026), with respect to the consolidated financial statements of Noodles & Company included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
August 21, 2026